## Sun Life Assurance Company of Canada redeems
## 6.15% Subordinated Debentures due in 2022

**TORONTO, ON – (June 29, 2012) —** Sun Life Assurance Company of Canada (the "Company"), a subsidiary of Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF), today redeemed all of the outstanding $800 million principal amount of 6.15% Subordinated Debentures due June 30, 2022.

**About Sun Life Financial**

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2012, the Sun Life Financial group of companies had total assets under management of $494 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

**Note to Editors: All figures in Canadian dollars.**

-30-

**Media Relations Contact:**
Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

**Investor Relations Contact:**
Phil Malek
Vice-President
Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com